Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following was posted by Brookdale on its web site www.BrookdaleForward.com:

SITE INTRODUCTION

<http://brookdaleforward.com/>

Forward Looking Statements

Certain items in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our facilities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the Merger, including in respect of the satisfaction of closing conditions to the Merger; unanticipated difficulties and/or expenditures relating to the Merger; the risk that regulatory approvals required for the Merger are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of the Merger; litigation relating to the Merger; the impact of the transaction on the Company’s relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining cost savings and synergies from the Merger; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the merger, the Company plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. THE COMPANY STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/ prospectus and other filings containing information about the Company and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at www.Brookdale.com under the heading “About Brookdale /Investor Relations” or from Emeritus at www.Emeritus.com under the heading “Investor Relations.”

The Company and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and Emeritus’ stockholders in connection with the merger. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the proxy statement for the Company’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2013. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in the proxy statement for Emeritus’ 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

HOME

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Industry Leaders Merge to Deliver Full Continuum of Senior Living Solutions

Combined senior living expertise meets evolving needs of seniors

Brookdale Senior Living Inc. and Emeritus Senior Living plan to combine their award-winning expertise, resources and dedication with the goal of better serving those in their care. With the nation’s senior population growing rapidly, this merger will support them and their families with an unprecedented continuum of services throughout the aging experience.

Brookdale Senior Living Inc. is a leading owner and operator of senior living communities throughout the United States. The Company is committed to providing senior living solutions within properties that are designed, purpose-built and operated to provide the highest-quality service, care and living accommodations for residents. For the past 35 years, Brookdale has earned an exceptional reputation for the high quality care and services it provides coast to coast.

Emeritus is the nation’s premier provider of assisted living and memory care communities. Emeritus, which has served seniors and families for more than 20 years, has a passion for making a difference in the lives of residents.

Upon the merger’s anticipated completion in the third quarter of 2014, the new company – to be known as Brookdale Senior Living – will have over 1,100 senior living communities in 46 states. It will serve more than 112,000 seniors and their families with a workforce of over 80,000. Its scope of services will include independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care. The company also plans to create a comprehensive post-acute care continuum.

Most importantly, the companies’ shared dedication to providing seniors with outstanding care, meaningful lives and innovative answers to questions of aging will be central to the new organization, now and into the future.

Quick Facts

Click here to read a summary of facts about Brookdale and Emeritus.

Combined Community Map

Click here and to see the Combined Continuum of Locations.

In Their Own Words

Click here to hear what the leadership teams have to say about the Tradition of Commitment to Seniors.

OUR SHARED COMMITMENT

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Our Shared Commitment

Brookdale and Emeritus share a value that is at the foundation of everything we do – we are passionately committed to enriching the lives of those we serve. This is why our peers and the industry have consistently honored our two companies with the highest awards for best care practices. Together, we will remain committed to meeting our residents’ needs and continually innovating our services on their behalf.

The cultures and values of Brookdale and Emeritus have many similarities. In addition to having a passion for seniors as the cornerstone for everything we do, we value compassion, respect, excellence, and integrity. In both organizations, we have made it a priority to hire individuals who see working with seniors as a calling. This shared commitment to exceptional care will be the primary reason for our future collective success.

With more seniors and families across the country needing services every day, we are bringing together our dedication and expertise to create a national senior solutions company. We are committed to offering the continuum of services that fulfills individual care needs and provides an easier transition through the aging experience.

Quick Facts

Click here to read a summary of facts about Brookdale and Emeritus.

In Their Own Words

Click here to hear what the leadership teams have to say about the Tradition of Commitment to Seniors.

Combined Community Map

Click here and to see the Combined Continuum of Locations.

RESIDENTS AND FAMILIES

<http://brookdaleforward.com/residents.html>

For Our Residents and Families

As you know, Brookdale and Emeritus plan to merge our two companies.

With this news, we want you to know that continuing to provide you with the same excellent care and service you expect at your community is a top priority for us. You will continue to be assisted by the same people you have come to know and to enjoy all the amenities of your community – your home!

This merger will create a new senior living company that has significant benefits for our residents.

•	By bringing together the industry’s leading providers of senior living solutions, we will be able to continue to evolve and expand the services that residents receive.

•	With more resources, more can be done to enhance programs and services.

•	We can continue to renovate and rejuvenate the communities’ living spaces.

•	We can also invest in systems and that will benefit our employees. This allows our staff to focus on what they do best – care for our residents and families.

As we combine resources and share our best practices, we will continue innovating new approaches for senior care. As a leader, we intend to shape best practices that will benefit our residents and provide a standard of excellence care model for all seniors.

We anticipate the merger will be completed in the third quarter of 2014. We are committed to sharing information with you on a regular basis through this website, and your Executive Director will share any updates with you as well.

Together, we remain committed to listening to your needs and concerns and to tailoring our services to meet those needs. We look forward to serving you for many years to come.

Please click here for frequently asked questions.

Quick Facts

Click here to read a summary of facts about Brookdale and Emeritus.

Combined Community Map

Click here and to see the Combined Continuum of Locations.

In Their Own Words

Click here to hear what the leadership teams have to say about the Tradition of Commitment to Seniors.

A letter to our Residents and Families

Click here to read our letter to our Residents and Families.

FOR OUR ASSOCIATES

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For Our Associates

As you know, Brookdale and Emeritus have made an agreement to merge. A prime reason Brookdale and Emeritus have grown into the great companies they are today is your dedication and commitment. We have created this page to provide you with information and to answer your questions.

Brookdale and Emeritus Senior Living are well matched for this purpose. With the nation’s senior population growing, more seniors and families are in need of senior living and senior care services, and this newly formed company will be in a better position to serve them. We both have a shared value that is at the foundation of everything we do – we are passionately committed to enriching the lives of those we serve.

We anticipate the merger to be completed in the third quarter of 2014.

Your supervisor will be available to provide information and answer questions about any changes to your work or projects.

Please know that your work on behalf of our residents, their families and our communities is extremely valuable. The most important thing that you can do during this time is to stay focused on our residents and ensure quality and excellence in the care and services you provide.

Most of all, we thank you for your dedication, support and patience as we determine our next steps, and for your continued passion for enriching the lives of those we serve.

Please click here to visit MyBrookdale for frequently asked questions.

Quick Facts

Click here to read a summary of facts about Brookdale and Emeritus.

Combined Community Map

Click here and to see the Combined Continuum of Locations.

In Their Own Words

Click here to hear what the leadership teams have to say about the Tradition of Commitment to Seniors.

PROFESSIONAL REFERRALS

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For Our Professional Referrals

Brookdale and Emeritus Emeritus have made an agreement to merge. With this news, we want you to be assured that you will continue to receive the excellent quality, attention, responsiveness and communication you expect from partnering with us.

This merger is an exciting move forward for seniors and their families because it will create the only national senior living solutions company. The newly formed company – to be known as Brookdale Senior Living – will have over 1,100 communities in 46 states. It will be able to serve more than 112,000 seniors and their families with a workforce of over 80,000 employees.

Becoming large is not as important as providing great care. With this merger, we are uniting the expertise and resources of the nation’s two leading senior living companies to provide the full continuum of care to the rapidly-growing population of people age 65 and above. The combined organization will create a full complement of senior solutions in senior living, home health, hospice, therapies, short-term rehabilitation and long-term care. We will offer greater choice, enabling us to address both affordability and lifestyle when selecting services. We will also offer more options for care and services, with the flexibility to make transitions as life changes.

Our companies’ cultures and values have many similarities. The most important core value is at the foundation of everything we do – we are passionately committed to making a difference in the lives of those in our care. To that end, the new organization will deliver significant benefits to our residents:

•	By bringing together two of the industry’s premier providers, we will be able to continue to evolve and expand the services that residents receive.

•	With more resources, we can further enhance programs and services.

•	We can continue to renovate and enhance the communities’ living spaces.

•	We can also invest in systems and infrastructure that will benefit our employees. This allows our staff to focus on what they do best – care for our residents and farr

Thank you for your loyalty and support as we determine our next steps, and for being an important part of our mission to make a positive difference in our residents’ lives.

Expected Timing

The merger is expected to be completed in the third quarter of 2014. Until that time, nothing will change in how we do business and we will continue working together as we have since our partnerships began.

Please click here for frequently asked questions.

Quick Facts

Click here to read a summary of facts about Brookdale and Emeritus.

Combined Community Map

Click here and to see the Combined Continuum of Locations.

In Their Own Words

Click here to hear what the leadership teams have to say about the Tradition of Commitment to Seniors.

BUSINESS PARTNERS

<http://brookdaleforward.com/partners.html>

For Our Business Partners

Brookdale and Emeritus have entered into an agreement to merge to form a national senior living solutions company – one that offers the full continuum of care for the rapidly-growing senior population. With our shared passion for the well-being of seniors, this merger makes sense as the next step for our organizations from both a care and business standpoint.

The newly-formed company will have more than 1,100 communities in 46 states. A workforce of over 80,000 will serve more than 112,000 seniors and their families. This merger will allow us to evolve and expand the services residents receive as we combine resources and share our best practices.

Expected Timing

We are in the initial information-gathering stage of the process. The merger is expected to be completed in the third quarter of 2014. Between now and then, we know it is important to continue to work together with our valued business partners and vendors to best serve our residents and communities.

Once this merger is finalized, leadership from the new organization will review all of our partner and vendor relationships to evaluate how they can serve the company going forward. Until that time, nothing will change in how we do business and we will continue working together as we have since our partnerships began.

Please click here for frequently asked questions.

Quick Facts

Click here to read a summary of facts about Brookdale and Emeritus.

Combined Community Map

Click here and to see the Combined Continuum of Locations.

In Their Own Words

Click here to hear what the leadership teams have to say about the Tradition of Commitment to Seniors.

PRESS ROOM

<http://brookdaleforward.com/press.html>

For the Press

Press Contacts:

Julie K. Davis, Brookdale VP of Strategic Communications

jkdavis@brookdaleliving.com

(615) 564-8225

Karen Lucas, Emeritus VP of Communications and Product Development

Karen.lucas@emeritus.com

(206) 204-3038

Please click here for frequently asked questions.

Expanded Senior Living Solutions Company Will Meet Needs of Silver Tsunami

As America’s “silver tsunami” draws nearer, a newly-expanded national senior living solutions company will offer an unprecedented continuum of services for seniors and their families. This is the result of a planned merger of Brookdale Senior Living and Emeritus Senior Living. This year, the youngest baby boomers turn 50 and according to the U.S. Census Bureau, people 65 and over are expected to represent 20% of the population by 2030, nearly a two-thirds increase in percentage from 2010.

Upon anticipated completion of the merger in the third quarter of 2014, the combination of Brookdale Senior Living and Emeritus Senior Living – to operate as Brookdale Senior Living (or Brookdale) – will have more than 1,100 senior living communities in 46 states, including the nation’s 30 largest metropolitan areas. It will be able to serve more than 112,000 seniors and their families with a workforce of over 80,000 associates. Brookdale’s scope of services will include independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care. The company also plans to create a comprehensive post-acute care continuum.

Offering the array of senior living solutions is designed to meet the America’s growing demand for services as well as the varying needs of individuals throughout the aging process.

“Each person ages differently and every family has its own unique situation,” said T. Andrew Smith, chief executive officer for Brookdale Senior Living. “Seniors often require varying types and levels of care, sometimes in combination with one another, at different times of their lives. Along with a greater geographic presence, this merger will expand the services and solutions we can offer to those in our care now and into the future. In bringing together the nation’s leading providers of award-winning senior living solutions, we will continue to develop and enhance services as we combine resources and share our best practices.”

Brookdale’s scope and breadth after the merger will enable it to help shape senior care for the future.

“Our two organizations have been dedicated to constant innovation,” said Smith. As we continue this focus, we seek to provide care models that will help the nation in meeting the needs for the rapidly growing senior population.” Smith noted that by 2050, the projected population of Americans 65 and over will reach 88.5 million, more than double the figure from 2010.

“Brookdale and Emeritus have a shared value that is at the foundation of everything we do,” said Granger Cobb, president and CEO for Emeritus. “We are passionately committed to making a difference in the lives of those in our care and to advocacy for seniors and their families. Together, we will remain committed to listening to their needs and concerns, and tailoring our services to meet those needs.”

The closing of the transaction under the merger agreement is subject to, among other closing conditions, shareholder votes from both companies, regulatory approvals and certain third-party consents. It is expected to be completed in the third quarter of 2014.

About Brookdale Senior Living

Brookdale Senior Living Inc. is a leading owner and operator of senior living communities throughout the United States. The Company is committed to providing senior living solutions within properties that are designed, purpose-built and operated with the highest-quality service, care and living accommodations for residents. Currently, Brookdale operates independent living, assisted living, and dementia-care communities and continuing care retirement centers, with more than 650 communities in 36 states and the ability to serve approximately 67,000 residents. Through its Innovative Senior Care program, the Company also offers a range of outpatient therapy, home health, personalized living and hospice services. For more information, visit www.BrookdaleLiving.com. Brookdale Senior Living’s common stock is traded on the New York Stock Exchange under the symbol BKD.

About Emeritus Senior Living

Emeritus Senior Living is the largest assisted living and memory care provider in the United States, with the ability to serve nearly 54,000 residents. More than 31,000 employees support approximately 510 communities throughout 45 states coast to coast. Emeritus offers the spectrum of senior residential choices, care options, and life enrichment programs that fulfill individual needs and promote purposeful living during the aging process. Senior living service offerings include independent living, assisted living, memory care, skilled nursing, home health care, and rehabilitation services. Emeritus experts provide insights on senior living, care, wellness, brain health, and family topics at www.Emeritus.com, which also offers details on the organization’s family-focused philosophy and services. Emeritus’ common stock is traded on the New York Stock Exchange under the symbol ESC.

Forward Looking Statements

Certain items in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our facilities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the Merger, including in respect of the satisfaction of closing conditions to the Merger; unanticipated difficulties and/or expenditures relating to the Merger; the risk that regulatory approvals required for the Merger are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of the Merger; litigation relating to the Merger; the impact of the transaction on the Company’s relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining cost savings and synergies from the Merger; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the merger, the Company plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. THE COMPANY STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/prospectus and other filings containing information about the Company and Emeritus may be obtained at the SEC’s Internet site www.sec.gov. You will also be able to obtain these documents, free of charge, from the Company at www.BrookdaleLiving.com under the heading “About Brookdale / Investor Relations” or from Emeritus at www.Emeritus.com under the heading “Investor Relations.”

The Company and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and Emeritus stockholders in connection with the merger. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the proxy statement for the Company’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2013. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in the proxy statement for Emeritus 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Please click here for frequently asked questions.

Quick Facts

Click here to read a summary of facts about Brookdale and Emeritus.

Combined Community Map

Click here and to see the Combined Continuum of Locations.

Investor Relations Press Release

Click here to read our Investor Relations Press Release.

Investor Presentation

Click here to read our Investor Presentation.

FOR OUR INVESTORS

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For Our Investors

Brookdale and Emeritus have agreed to merge to form a national senior living solutions company, to be known as Brookdale Senior Living. Combining our expertise, resources and passion for serving seniors, this merger is designed to fulfill the increasing need for aging services and to create market opportunity and synergies that provide value to those in our care, our stakeholders and our shareholders. This year, the youngest baby boomers turn 50 and according to the U.S. Census Bureau, people 65 and over are expected to represent 20% of the population by 2030 compared to 13% in 2010.

Upon expected completion of the merger in the third quarter of 2014, Brookdale will have more than 1,100 senior living communities in 46 states, including the nation’s 30 largest metropolitan areas. It will be able to serve more than 112,000 seniors and their families. Brookdale’s scope of services will include independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long-term care and private-duty home care. The company also plans to create a comprehensive post-acute care continuum. This is a unique opportunity in an attractive, growing market.

Please click here for frequently asked questions.

Additional Information and Where to Find It

In connection with the merger, the Company plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. THE COMPANY STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/ prospectus and other filings containing information about the Company and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company at www.Brookdale.com under the heading “About Brookdale /Investor Relations” or from Emeritus at www.Emeritus.com under the heading “Investor Relations.”

The Company and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and Emeritus’ stockholders in connection with the merger. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the proxy statement for the Company’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2013. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in the proxy statement for Emeritus’ 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Quick Facts

Click here to read a summary of facts about Brookdale and Emeritus.

Combined Community Map

Click here and to see the Combined Continuum of Locations.

Investor Relations Press Release

Click here to read our Investor Relations Press Release.

Investor Presentation

Click here to read our Investor Presentation.

IN THEIR OWN WORDS

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In Their Own Words:

The Tradition of Commitment to Seniors

Here’s what Emeritus Senior Living and Brookdale Senior Living leadership say about their organizations’ dedication to serving seniors and their families:

“At Brookdale, we are a trusted partner who listens to you, understands your needs, and discusses potential solutions and options. Together with you, we determine the right thing to do to take action. We customize answers that put the life you want within reach. It is our job to provide solutions for the unmet needs of those who seek senior living. It is more than a company; it is a calling.”

Andy Smith, CEO, Brookdale Senior Living

“We are passionately committed to making a difference in people’s lives by providing service of the highest quality and value with an emphasis on the customer experience. Our core values promote quality of life and peace of mind through passionate service to seniors with a focus on; independence, choice, dignity; respect; honesty; communication; and continual improvement and achievement.”

Granger Cobb, President & CEO, Emeritus Senior Living

RESIDENTS AND FAMILIES FAQ

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Residents and Families

Frequently Asked Questions:

Why are the companies merging?

Being large is not as important as providing great care. With the nation’s senior population growing, more seniors and families are in need of senior living and senior care services. This merger will create the first truly national senior living company offering the most comprehensive set of senior care solutions.

Brookdale and Emeritus Senior Living are well-matched for this purpose, and this decision makes sense from both a care and business standpoint. We share a rich heritage and similar strengths, including customer-focused cultures and a commitment to continuous improvement and innovation. We also have a shared value that is at the foundation of everything we do - we are passionately committed to making a difference in the lives of those we serve.

Who is Emeritus?

Emeritus Senior Living is the largest assisted living and memory care provider in the United States, with the ability to serve nearly 54,000 residents. More than 31,000 employees support approximately 510 communities throughout 45 states coast to coast. Emeritus offers the spectrum of senior residential choices, care options, and life enrichment programs that fulfill individual needs and promote purposeful living during the aging process. Senior living service offerings include independent living, assisted living, memory care, skilled nursing, home health care, and rehabilitation services. For more information: www.emeritus.com.

What services will the new company offer?

The combined organization will expand the continuum of senior living solutions offered, including independent living, assisted living, dementia care, skilled nursing, home health, hospice, therapies, short-term rehabilitation, long -term care and private-duty home care.

What will change for the residents?

You will continue to receive the same excellent care and service you to expect at your community. You will continue to be assisted by the same staff you have come to know and continue to enjoy all the amenities of your community.

Will my community change? Amenities? Services?

There will be little change in the operation of your community. You will continue to receive the same excellent care and service you have come to expect while living in your communities. You will continue to be assisted by the same employees you have come to know, and continue to enjoy all the amenities of your communities –your homes! Over time, we expect to combine our best practices for improvements and enhancements in service and care.

Where are we in the process? When will the merger be final?

We have announced that Brookdale and Emeritus have signed an agreement to merge the two organizations. The closing of the transaction under the merger agreement is subject to, among other closing conditions, shareholder votes from both companies, regulatory approvals and certain third-party consents. It is expected to be completed in the third quarter of 2014.

Will my rates or care fees be increasing?

The merger will not impact pricing. We work with residents one at a time and economic arrangements and levels of care are unique to each resident’s needs. Historically, rates in senior housing are affected by such things as operating costs, changes in the regulatory environment and general economic conditions.

Who do I talk to if I have a concern?

Please speak with your Executive Director. Your ED will also have contacts and resources to help address questions where more information may be needed.

How can I learn more about Emeritus?

There is a variety of information available at www.emeritus.com.

How can I learn more about this merger?

There is a variety of information available at a dedicated website, www.BrookdaleForward.com.

What are the biggest differences between Brookdale and Emeritus and how will care be different with the new company?

Frankly, what’s interesting is how similar our companies are. Brookdale and Emeritus have shared values that are at the foundation of everything we do - we are passionately committed to making a difference in the lives of those for whom we care, and we value honesty, integrity, partnership, and trust. In both organizations, our employees view what they do as more than a job; it’s a calling. Together, we will remain committed to listening to our residents’ needs and concerns, and tailoring our services to meet those needs. We are both leaders in our industry because we have done the right things. We plan to do observations to understand how and why things are done a certain way and over time combine our processes in such things as the dining programs and clinical services platforms. It’s important to note that both companies take care of residents one person at a time.

Who will be my main point of contact once the merger is complete?

Your Executive Director, who we expect will remain the same.